As filed with the Securities and Exchange Commission on July 23, 2009.

Registration No. 333-_____

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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STAGE STORES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**91-1826900**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

STAGE STORES, INC.
AMENDED AND RESTATED 2008 EQUITY INCENTIVE PLAN
(Full Title of the Plan)

Edward J. Record	Copies to:
Executive Vice President and Chief Financial Officer	**Philip B. Sears, Esq.**
10201 Main Street,	**McAfee & Taft, P.C.**
Houston, Texas 77025	**211 North Robinson**
(Name and Address of Agent For Service)	**Oklahoma City, OK 73102**
(800) 579-2302	
(Telephone Number, Including Area Code, of Agent For Service)	

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Calculation of Registration Fee

Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	1,750,000[(1)]	$11.70[(2)]	$20,475,000[(2)]	$1,143.00

(1) In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this Registration Statement also covers an indeterminate number of additional shares of common stock which may be issued as a result of the anti-dilution provisions of the Stage Stores, Inc. Amended and Restated 2008 Equity Incentive Plan.

(2) Calculated pursuant to paragraphs (c) and (h) of Rule 457, based on the average of the high and low prices of the common stock of Stage Stores, Inc. as reported on the New York Stock Exchange on July 20, 2009.

EXPLANATION OF REGISTRATION STATEMENT

By this Registration Statement, Stage Stores, Inc. (the "Company" or the "Registrant") is registering an additional 1,750,000 shares of its common stock, $0.01 par value, authorized for issuance under the Stage Stores, Inc. Amended and Restated 2008 Equity Incentive Plan (the "Plan"), which was approved by the shareholders of the Company at their annual meeting on June 4, 2009. The Plan is an amendment and restatement of the Stage Stores, Inc. 2008 Equity Incentive Plan, with respect to which the Company filed a Registration Statement on Form S-8 on June 10, 2008 (Registration No. 333-151568) (the "Prior Registration Statement") with the Securities and Exchange Commission (the "Commission"). The contents of the Prior Registration Statement are incorporated by reference into this Registration Statement pursuant to General Instruction E of Form S-8.

The total number of shares of the Company's common stock available for issuance under the Plan will be 2,750,000, which includes the 1,750,000 shares of common stock being registered by this Registration Statement and the 1,000,000 shares of common stock that were registered by the Prior Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents we filed with the Securities and Exchange Commission (the "Commission") (File No. 001-14035) are incorporated in and made a part of this Registration Statement by reference:

1. Our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed on March 30, 2009;

2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2009, filed on June 5, 2009; and

3. Our Current Reports on Form 8-K (excluding any information furnished under Items 2.02 or 7.01 thereof) filed February 6, 2009, March 2, 2009, March 4, 2009, March 6, 2009, March 12, 2009, April 2, 2009, April 14, 2009, April 30, 2009, May 8, 2009, May 13, 2009, May 15, 2009, May 20, 2009, May 22, 2009, June 1, 2009, June 4, 2009, June 5, 2009, June 10, 2009, July 8, 2009 and July 10, 2009.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of those documents.

Any statement contained in this Registration Statement or in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement in this Registration Statement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 8. Exhibits

5*	Opinion of McAfee & Taft A Professional Corporation
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of McAfee & Taft A Professional Corporation (included in Exhibit 5)
24*	Power of Attorney
99	Stage Stores, Inc. Amended and Restated 2008 Equity Incentive Plan is incorporated by reference to Appendix A of Stage Stores' Proxy Statement on Form DEF 14A (Commission File No. 1-14035) filed April 15, 2009

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* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 23, 2009.

STAGE STORES, INC.

By: /s/ Andrew T. Hall
    Andrew T. Hall
    President and Chief Executive Officer
    (Principal Executive Officer)

STAGE STORES, INC.

By: /s/ Edward J. Record
    Edward J. Record
    Executive Vice President and Chief Financial
    Officer
    (Principal Financial Officer)

STAGE STORES, INC.

By: /s/ Richard E. Stasyszen
    Richard E. Stasyszen
    Senior Vice President, Finance and Controller
    (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Alan J. Barocas* Alan J. Barocas	Director	July 23, 2009
/s/ Michael L. Glazer* Michael L. Glazer	Director	July 23, 2009
/s/ Andrew T. Hall Andrew T. Hall	Director	July 23, 2009
/s/ John T. Mentzer* John T. Mentzer	Director	July 23, 2009
/s/ William J. Montgoris* William J. Montgoris	Director	July 23, 2009
/s/ Sharon B. Mosse* Sharon B. Mosse	Director	July 23, 2009
/s/ James R. Scarborough* James R. Scarborough	Director	July 23, 2009
/s/ David Y. Schwartz* David Y. Schwartz	Director	July 23, 2009

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*By Power of Attorney dated June 4, 2009

EXHIBIT INDEX

Exhibit Number	Description
5*	Opinion of McAfee & Taft A Professional Corporation
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of McAfee & Taft A Professional Corporation (included as part of Exhibit 5)
24*	Power of Attorney
99	Stage Stores, Inc. Amended and Restated 2008 Equity Incentive Plan is incorporated by reference to Appendix A of Stage Stores' Proxy Statement on Form DEF 14A (Commission File No. 1-14035) filed April 15, 2009

*   Filed herewith.